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06012279

SEC MAIL PROCESSING
RECEIVED
APR 04 2006
WASH. D.C. 156 SECTION

March 30, 2006

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks & Spencer Group p.l.c. Sale of Kings Super Markets, Inc	March 31, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

dlw 4/6

MARKS & SPENCER

press release

Issued on: Friday 31 March 2006, 0700 GMT

MARKS & SPENCER ANNOUNCES SALE OF KINGS SUPER MARKETS, INC

Marks and Spencer Group plc today announces the sale of Kings Super Markets, Inc ('Kings") to a US investor group consisting of Angelo, Gordon & Co. ("Angelo Gordon"), MTN Capital Partners LLC ("MTN Capital") and Mr. Bruce Weitz for $61.5 million in cash (£35.4m). Angelo Gordon and MTN Capital are co-sponsors and Mr. Weitz is the operating partner in the transaction.

The transaction is expected to close by the end of April.

For the year to 2 April 2005, turnover of Kings was $405.9m (£219.8m) and operating profit was $7.9m (£4.3m). This compares to a turnover in 2004 of $403.2m (£238.8m) and operating profit of $4.2m (£2.4m). As at 2 April 2005, net assets of Kings being disposed of, excluding cash, were $57.0m (£30.2m).

Ian Dyson, Group Finance Director, Marks & Spencer, said:

"The disposal of Kings is the last part of our programme to refocus Marks & Spencer. Kings is a strong brand with a committed workforce, but it doesn't fit within our core business. We wish them well under their new ownership."

\- Ends -

For more information, please contact:

Marks & Spencer Investor Relations

Amanda Mellor + 44 208 718 3604/ + 44 7747 461241

Marks & Spencer Corporate Press Office

Clair Foster + 44 20 8718 8323 / + 44 7748 147851

Sue Sadler + 44 20 8718 8642 / + 44 7831 829891

Hill and Knowlton, New York (for Marks & Spencer)

Erica Keane + 1 212 885 0322

Kristen Foster + 1 212 885 0354

Rubenstein Associates (for Angelo Gordon/MTN Capital and Mr Weitz)

Marcia Horowitz + 1 212 843 8014

Adam Isserlis + 1 212 843-8024

Notes to editors

Kings Super Markets was founded in 1936 in Summit by the Bildner family. Its headquarters are in Parsippany, New Jersey, with 26 stores, ranging from 6,000 to 27,000 sq ft net, serving northern New Jersey and Garden City, Long Island. Kings employs 2,250 full- and part-time associates in its stores and head office.

Angelo Gordon (www.angelogordon.com) was founded in 1988 and currently has over 50 investment professionals managing approximately $10 billion in capital across multiple investment strategies. The New York-based private equity group currently manages over $800 million in existing and committed capital.

New York-based **MTN Capital** (www.mtncapital.com) is a private equity firm that focuses on middle market companies. MTN has extensive experience investing in retail companies and works on bringing both the capital as well as the operational resources needed to achieve successful investments.

Bruce Weitz has over 30 years of senior management experience working with supermarket and retail companies. He was previously CEO at Duane Reade Drugstores and Today's Man, Inc. and President of First National Supermarkets and Grossman's Home Centers. He has also held executive positions at Wakefern Food Corporation/ShopRite Supermarkets and Price Chopper Supermarkets.